=======================================================================
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                                SCHEDULE 13D
                 Under the Securities and Exchange Act of 1934



                       Global Cash Access Holdings, Inc.
                ------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.001 par value per share
                ------------------------------------------------
                       (Title of Class of Securities)

                                  378967103
               ------------------------------------------------
                                (CUSIP Number)

                           Allison Bennington, Esq.
                               ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                           San Francisco, CA  94133
                                (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)

                        Christopher G. Karras, Esq.
                                 Dechert LLP
                                 Cira Centre
                               2929 Arch Street
                        Philadelphia, PA 19104-2808
                               (215) 994-4000

                             September 18, 2008
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 378967103                                             Page 2 of 12
-----------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct SmallCap Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,338,411**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,338,411**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,338,411**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.6%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 378967103                                             Page 3 of 12
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA SmallCap Partners, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,338,411**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,338,411**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,338,411**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 378967103                                             Page 4 of 12
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct SmallCap Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,338,411**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,338,411**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,338,411**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 378967103                                             Page 5 of 12
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct SmallCap Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,338,411**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,338,411**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,338,411**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 378967103                                             Page 6 of 12
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   David Lockwood
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,338,411**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,338,411**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,338,411**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 378967103                                             Page 7 of 12
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Item 1.      Security and Issuer

       This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Global Cash Access Holdings, Inc. , a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3525 East Post Road, Suite 120, Las Vegas, NV 89120.

Item 2.      Identity and Background

      This statement is filed jointly by (a) ValueAct SmallCap Master Fund, L.P. ("ValueAct SmallCap Master Fund"), (b) VA SmallCap Partners, LLC ("VA SmallCap Partners"), (c) ValueAct SmallCap Management, L.P. ("ValueAct SmallCap Management"), (d) ValueAct SmallCap Management, LLC and (e) David Lockwood (collectively, the "Reporting Persons").

       ValueAct SmallCap Master Fund is a limited partnership organized under the laws of the British Virgin Islands. It has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

      VA SmallCap Partners is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct SmallCap Master Fund. It has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

       ValueAct SmallCap Management is a Delaware limited partnership which renders management services to ValueAct SmallCap Master Fund. ValueAct SmallCap Management, LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct SmallCap Management. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

       (a), (b) and (c). David Lockwood is the managing member, principal owner and controlling person of VA SmallCap Partners and ValueAct SmallCap Management LLC, and such activities constitute his principal occupation. He is referred to herein as the "Managing Member". The Managing Member is a United States citizen and has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

       (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

       The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct SmallCap Master Fund. The aggregate funds used by these Reporting Persons to make the purchases were $2,262,787.50.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 378967103                                             Page 8 of 12
-----------------------------------------------------------------------------

Item 4.      Purpose of Transaction

       The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

        In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

      The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	    Interest in Securities of the Issuer

       (a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct SmallCap Master Fund are also reported as beneficially owned by (i) ValueAct SmallCap Management as the manager of such investment partnership, (ii) ValueAct SmallCap Management LLC, as General Partner of ValueAct SmallCap Management, (iii) the Managing Member, as a controlling person of VA SmallCap Partners and ValueAct SmallCap Management LLC and (iv) VA SmallCap Partners, as General Partner of ValueAct SmallCap Master Fund. VA SmallCap Partners, ValueAct SmallCap Management, LLC and the Managing Member also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationships ValueAct SmallCap Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 378967103                                             Page 9 of 12
---------------------------------------------------------------------------

Stock, with VA SmallCap Partners, ValueAct SmallCap Management L.P., ValueAct SmallCap Management, LLC and the Managing Member.

      As of the date hereof, ValueAct SmallCap Master Fund is the beneficial owner of 4,338,411 shares of Common Stock, representing approximately 5.6% of the Issuer's outstanding Common Stock.

        VA SmallCap Partners, ValueAct SmallCap Management, ValueAct SmallCap Management LLC and the Managing Member may each be deemed the beneficial owner of an aggregate of 4,338,411 shares of Common Stock, representing approximately 5.6% of the Issuer's outstanding Common Stock.

        All percentages set forth in this Schedule 13D are based upon the Issuer's reported 76,978,880 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2008.

        (c) In the sixty days prior to this filing, the Reporting Persons purchased the following shares of Common Stock in the open market:


Reporting Person		              Trade Date   Shares      Price/Share
----------------                      ----------  ---------    -----------

ValueAct SmallCap Master Fund, L.P.   09/17/2008    81,100        $4.45
                                      09/18/2008   401,000        $4.71



        (d) and (e)  Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.       Material to Be Filed as Exhibits

              (1) Joint Filing Agreement.

--------------------------                          -------------------------
CUSIP NO. 378967103                                            Page 10 of 12
-----------------------------------------------------------------------------
                                    SIGNATURE

       After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints David Lockwood, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                                VALUEACT SMALLCAP MASTER FUND, L.P. by VA
                                SMALLCAP PARTNERS, LLC, its General Partner


                                By:       /s/ David Lockwood
                                --------------------------------------
Dated: September 23, 2008       David Lockwood, Managing Member



                                VA SMALLCAP PARTNERS, LLC


                                By:      /s/ David Lockwood
                                --------------------------------------
Dated: September 23, 2008       David Lockwood, Managing Member



                                VALUEACT SMALLCAP MANAGEMENT, L.P. by
                                VALUEACT SMALLCAP MANAGEMENT, LLC, its
                                General Partner

                                By:       /s/ David Lockwood
                                --------------------------------------
Dated: September 23, 2008       David Lockwood, Managing Member

--------------------------                          -------------------------
CUSIP NO. 378967103                                           Page 11 of 12
-----------------------------------------------------------------------------

                                VALUEACT SMALLCAP MANAGEMENT, LLC


                                By:      /s/ David Lockwood
                                --------------------------------------
Dated: September 23, 2008       David Lockwood, Managing Member




                                By:       /s/ David Lockwood
                                --------------------------------------
Dated: September 23, 2008       David Lockwood, Managing Member

--------------------------                          -------------------------
CUSIP NO. 378967103                                            Page 12 of 12
-----------------------------------------------------------------------------
                                   Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Global Cash Access Holdings, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.


                                VALUEACT SMALLCAP MASTER FUND, L.P. by VA
                                SMALLCAP PARTNERS, LLC, its General Partner


                                By:       /s/ David Lockwood
                                --------------------------------------
Dated: September 23, 2008       David Lockwood, Managing Member


                                VA SMALLCAP PARTNERS, LLC


                                By:      /s/ David Lockwood
                                --------------------------------------
Dated: September 23, 2008       David Lockwood, Managing Member


                                VALUEACT SMALLCAP MANAGEMENT, L.P. by
                                VALUEACT SMALLCAP MANAGEMENT, LLC, its
                                General Partner

                                By:       /s/ David Lockwood
                                --------------------------------------
Dated: September 23, 2008       David Lockwood, Managing Member


                                VALUEACT SMALLCAP MANAGEMENT, LLC


                                By:      /s/ David Lockwood
                                --------------------------------------
Dated: September 23, 2008       David Lockwood, Managing Member




                                By:       /s/ David Lockwood
                                --------------------------------------
Dated: September 23, 2008       David Lockwood, Managing Member